UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
Commission File Number: 001-12227
A. Full title of the plan and address of the plan, if different for that of the issuer named below:
The Shaw Group Inc. 401(k) Plan
B. Name of the issuer of the security held pursuant to the plan and the address of its principal executive office:
The Shaw Group Inc.
4171 Essen Lane
Baton Rouge, Louisiana 70809
(Address of Principal Executive Office)

Report of Independent Registered Public Accounting Firm
The Plan Administrator
The Shaw Group Inc. 401(k) Plan
We have audited the accompanying statement of net assets available for benefits of The Shaw Group Inc. 401(k) Plan (the Plan) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4(i) — schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Baton Rouge, Louisiana
June 29, 2010

Report of Independent Registered Public Accounting Firm
The Plan Administrator
The Shaw Group Inc. 401(k) Plan
Baton Rouge, Louisiana
We have audited the accompanying statement of net assets available for benefits of The Shaw Group Inc. 401(k) Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Shaw Group Inc. 401(k) Plan as of December 31, 2008, and the changes in its net assets available for benefits for the year then ended, in conformity with United States generally accepted accounting principles.
/s/ Hannis T. Bourgeois, LLP
Baton Rouge, Louisiana
June 19, 2009

THE SHAW GROUP INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS

Investments, at Fair Value:
Common Collective Trust Funds	$142,941,822	$127,656,884
Mutual Funds	424,075,390	264,075,692
The Shaw Group Inc. Stock Fund	45,192,364	32,233,198
Brokeragelink Accounts	—	2,307,214

	612,209,576	426,272,988

Loans to Participants	13,865,390	11,190,715

Total Investments	626,074,966	437,463,703

Receivables:
Participants’ Contributions	138,197	4,875
Employer Contributions	874,597	1,011,912

Total Receivables	1,012,794	1,016,787

Total Assets	627,087,760	438,480,490

LIABILITIES

Excess Contributions Payable	—	221,569

Total Liabilities	—	221,569

Net Assets Available for Benefits, Before Adjustment	627,087,760	438,258,921

Adjustment from Fair Value to Contract Value for Fully Benefit — Responsive Investment Contracts	1,795,932	5,180,363

Net Assets Available for Benefit	$628,883,692	$443,439,284

The accompanying notes are an integral part of these statements.

THE SHAW GROUP INC. 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Additions (Reductions) to Net Assets Attributed to:
Investment Income (Loss):
Interest and Dividends	$11,829,257	$17,965,659

Net Appreciation (Depreciation) in Fair Value:
Mutual Funds	80,962,390	(160,383,609)
The Shaw Group Inc. Stock Fund	13,123,254	(38,212,458)
Brokeragelink Accounts	277,088	(864,835)

	94,362,732	(199,460,902)

Total Investment Income (Loss)	106,191,989	(181,495,243)

Contributions:
Participants	84,228,101	78,561,069
Employer	28,909,511	22,700,216
Rollovers	5,352,821	6,392,886

	118,490,433	107,654,171

Transfers to the Plan	3,599,196	925,287

Total Additions (Reductions)	228,281,618	(72,915,785)

Deductions from Net Assets Attributed to:
Benefit Payments	42,040,715	44,393,759
Administrative Expenses	338,640	283,030

	42,379,355	44,676,789

Transfers from the Plan	457,855	588,299

Total Deductions	42,837,210	45,265,088

Net Increase (Decrease)	185,444,408	(118,180,873)

Net Assets Available for Benefits at Beginning of Year	443,439,284	561,620,157

Net Assets Available for Benefits at End of Year	$628,883,692	$443,439,284

The accompanying notes are an integral part of these statements.

THE SHAW GROUP INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
Note 1 — Description of Plan —
The following description of The Shaw Group Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description, which is available from The Shaw Group Inc. (the Company).
General
The Plan is a defined contribution plan covering all eligible employees not covered by a collective bargaining agreement of The Shaw Group Inc. who are age 21 or older. The entry date of the Plan is the employee’s date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Participants may elect to contribute up to 50% of their pretax annual compensation, as defined by the Plan, up to the maximum dollar amount allowed by law. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also transfer amounts representing distributions from other qualified defined benefit or defined contribution plans, subject to approval by the Company.
Effective January 1, 2009, the Plan was amended to contain an automatic enrollment feature for eligible employees hired on or after October 1, 2006. These employees are automatically enrolled to contribute 3% of their eligible compensation to the Plan on a pre-tax basis unless such employees affirmatively take action to opt out of the automatic enrollment process within 31 days of their date of hire. The contributions made under the automatic enrollment process are invested in the Fidelity Freedom Funds based on the employee’s targeted date of retirement unless the participants affirmatively choose another investment fund or any combination of funds available under the Plan.
During 2008, on a per paycheck basis, the Company provides a matching contribution on behalf of each participant, who has completed one year of service, equal to 50% of the participant’s deferral not to exceed 6% of the participant’s compensation. Effective January 1, 2009, the Company eliminated the one year waiting period for the Company matching contribution. During 2009, each participant received a Company matching contribution equal to the 50% of the participant’s deferral not to exceed 6% of the participant’s compensation subject to limitations specified in the Plan by tax regulations.
With an effective date of January 1, 2008, the Plan was amended to change the contribution period to the plan year for the purposes of calculating the Company’s matching contributions. As a result, the Plan’s Employer Contributions Receivable of $818,486 and $1,006,009, respectively, were recorded for the “true-up contribution” for the 2009 and 2008 plan year.
The Company may also elect to make discretionary contributions. No discretionary contributions were made during the years ended December 31, 2009 and 2008, respectively.

THE SHAW GROUP INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
Contributions received from participants for 2008 are net of payments of $221,569 made in 2009 to certain participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. The amount is also included in the Plan’s Statements of Net Assets Available for Benefits as excess contributions payable at December 31, 2008.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, company contributions and allocations of the Plan earnings or losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Forfeitures
Forfeitures of terminated participants’ nonvested account balances may be used to pay administrative expenses or to reduce employer contributions. Forfeited nonvested balances at December 31, 2009 and 2008 totaled $583,940 and $596,962, respectively. Employer contributions were reduced by $800,000 and $-0- by forfeitures in 2009 and 2008, respectively. Administration fees of $183,210 and $164,201 were paid from forfeited nonvested amounts in 2009 and 2008, respectively. See also Footnote 4 of the Notes to Financial Statements.
Vesting
Participants are immediately vested in their contributions plus any actual earnings thereon. Vesting in the Company’s contribution portion of their accounts, plus any actual earnings thereon, is based on years of active service. After one year of service as defined by the Plan, the participant becomes 20% vested in the Company’s contributions and applicable earnings and vesting increases 20% for each year of active service thereafter. A participant is 100% vested after five years of active service.
Loans to Participants
Loans to participants are permitted under the Plan, subject to the provisions of ERISA. Participants can borrow from their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance (reduced by the highest outstanding loan balance during the prior twelve month period). Loans must be repaid within a five-year period (ten years for primary residence loans). Loans are secured by the participant’s account balance and bear interest at a fixed rate for the term of the loan. The interest rate is to be determined by the Plan Administrator based on prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. At December 31, 2009, interest rates for outstanding loans ranged from 3.25% to 10.50% with maturities to September, 2019. Principal and interest are paid ratably through payroll deductions.

THE SHAW GROUP INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
Investment Options
Upon enrollment in the Plan, participants may direct contributions to various investment options, including a common collective trust fund, mutual funds, and a unitized Company stock fund. During 2008, the Plan offered a self-directed brokerage option (“brokeragelink accounts”) whereby participants could elect to invest in mutual funds not offered directly by the Plan. During 2009, the Company eliminated the “brokeragelink accounts” as an investment option. At December 31, 2009, there were no investments in these brokeragelink accounts. Also, during 2009, the Company limited the amount of future contributions to 20% participation in The Shaw Group Inc. Stock Fund. Plan participants may change investment options and contribution percentages on a daily basis.
Payments of Benefits
Upon separation of service, a participant may elect to receive a lump-sum payment equal to the value of the participant’s vested balance.
A participant may withdraw all or a portion of their account in the event of financial hardship, as defined by the Plan.
Transfers to/from the Plan
In conjunction with the Company’s business acquisition and divestiture activities, Plan assets have been transferred into and out of the Plan, respectively. When an acquired company’s plan is terminated, those participants are given the option to roll over their accounts into the Plan. Such rollovers are included in Rollover Contributions in the accompanying Statements of Changes in Net Assets Available for Benefits. There were no such transactions during 2008 and 2009. Mergers of acquired-company plans, Plan assets transferred out of the Plan due to divestitures, and Plan assets transferred into and out of the Plan from and to other company-sponsored qualified plans as a result of employee status changes are included in Transfers to the Plan or Transfers from the Plan in the accompanying Statements of Changes in Net Assets Available for Benefits.
Note 2 — Summary of Significant Accounting Policies —
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefits are recorded when paid.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

THE SHAW GROUP INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
As of December 31, 2008, the Plan invested in a common collective trust, Fidelity Advisor Stable Value fund, which owned fully benefit-responsive investment contracts. The Plan reflected these fully benefit-responsive investment contracts at fair value and recognized an adjustment from fair value to contract value of $5,180,363 as of December 31, 2008, in the accompanying Statements of Net Assets Available for Benefits. The average yields of Fidelity Advisor Stable Value fund were as follows:

2008
Based on actual earnings	3.42%
Based on interest rates credited to participants	2.83%
During 2009, the Company changed from the Fidelity Advisor Stable Value fund to the Fidelity’s Managed Income Portfolio II fund. As of December 31, 2009, the Plan invests in a common collective trust, Fidelity’s Managed Income Portfolio II fund, which owned fully benefit-responsive investment contracts. The Plan reflected these fully benefit-responsive investment contracts at fair value and recognized an adjustment from fair value to contract value of $1,795,932 as of December 31, 2009, in the accompanying Statements of Net Assets Available for Benefits. The average yields of Fidelity’s Managed Income Portfolio II fund were as follows:

2009
Based on actual earnings	2.74%
Based on interest rates credited to participants	1.53%
As of December 31, 2009, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers. Effective August 2009, interest rates are reviewed on a monthly basis for resetting instead of being reviewed on a quarterly basis. Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Fidelity Managed Income Portfolio. Such events could include, but are not limited to, the following: the establishment of a defined contribution plan that competes with the Plan for contributions, substantive modification to the Fidelity Managed Income Portfolio or the administration of the Fidelity Managed Income Portfolio, change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on cash flow, transfer to a competing investment option, and failure of the Plan to qualify under the applicable sections of the IRC. Withdrawals initiated by the Plan will normally be provided at contract value as soon as practicable within twelve months following written notice. The Plan does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

THE SHAW GROUP INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
Recently Issued Accounting Pronouncements
In May 2009, the Financial Accounting Standards Board (FASB) issued new standards which establish the accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. In particular, the new standards set forth:
• the period after the balance sheet date which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements (through the date that the financial statement are issued or are available to be issued);
• the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and
• the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.
The Plan adopted the new standards as of December 31, 2009. The Plan has evaluated subsequent events after the balance sheet date of December 31, 2009 through the time of filing with the SEC on June 29, 2010, which is the date the financial statements were issued.
In June 2009, the FASB established the FASB Accounting Standards Codification (Codification), which officially commenced July 1, 2009, to become the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative literature excluded from the Codification will be considered nonauthoritative. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. All references to authoritative accounting literature are now referenced in accordance with the Codification.
In January 2010, the FASB issued Accounting Standards Update no. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) — Fair Value Measurements and Disclosures (ASU 2010-06) to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity of Level 3 fair value measurements, and the transfers between Levels 1, 2 and 3. Levels 1, 2 and 3 of fair value measurements are defined in Note 3 below. The Plan will adopt this new accounting standards update in the year ending December 31, 2010 except for the provisions of this update that will be effective in the year ended December 31, 2011. The Plan is currently evaluating the impact of its pending adoption on the Plan’s financial statements.
Administrative Expenses
The Company, at its sole discretion, may pay the administrative expenses (i.e., trustee fees, fund fees, loan fees, recordkeeping fees, and other similar expenses) of the Plan. If such expenses are not paid by the Plan sponsor, they are paid out of Plan assets. No administrative expenses of the Plan were paid by the Company for the years ended December 31, 2009 and 2008.

THE SHAW GROUP INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
Investments
Participants can direct all employee and employer contributions to be invested in the common collective trust fund, various mutual funds, and The Shaw Group Inc. Stock Fund. In 2008, participants had the option of directing employer and employee contributions in a self-directed “brokeragelink account”. The self-directed brokerage option was eliminated from the Plan during 2009.
The common collective trust fund is presented at fair value on the Statement of Net Assets Available for Benefits including a separate disclosure of the adjustment from fair value to contract value. The fair value of fully benefit-responsive investment contracts is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The fair value of underlying wrapper contracts is calculated by the issuer using a discounted cash flow method which considers recent fee bids as determined by recognized dealers, discount rate and duration of the underlying portfolio securities. The Statement of Net Assets for Benefits includes fair value of the underlying assets and wrapper contracts of the common collective trust fund based on the proportionate ownership of the Plan.
The mutual funds are valued at quoted market prices.
The Shaw Group Inc. Stock Fund is a unitized fund that is measured in units rather than shares. The fund is comprised of the underlying company stock (The Shaw Group Inc.) and a short-term cash component which provides liquidity for daily trading.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes gains and losses on investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.
Under the terms of the Plan, the Trustee, on behalf of the trust fund, is allowed to acquire, hold and dispose of the common stock units of The Shaw Group Inc. In the event that trading transactions in the stock fund exceed the cash portion of the stock fund, the Trustee has authority to borrow funds in order to facilitate transactions in a timely manner. As of December 31, 2009 and 2008, there were no outstanding balances related to these borrowings.
The Plan provides for various investment options in any combination of the common collective trust fund, mutual funds, and The Shaw Group Inc. Stock Fund. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of the funds/investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Certain funds available for investment by the participants may contain securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

THE SHAW GROUP INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
Participant Loans
Loans are valued at amortized cost which is equal to the principal balance plus accrued interest.
Reclassifications
Certain reclassifications have been made to the 2008 amounts to conform to the 2009 financial statement presentation.
Note 3 — Fair Value Measurements —
ASC 820 (Topic 820, “Fair Value Measurements and Disclosures”) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs to the valuation methodology are based on unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access. Level 2 inputs are based primarily on quoted prices for similar assets in active or inactive markets and/or based on inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs are unobservable and are based on assumptions market participants would utilize in pricing the asset.
The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. When available, valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.
Certain investments are measured at fair value on a recurring basis in the Statements of Net Assets for Benefits. The following methods and assumptions were used to estimate the fair values at December 31, 2009 and 2008:
Level 1 — the fair value of mutual funds, interest bearing cash and brokeragelink accounts is based on quoted market prices. The Shaw Group Inc. Stock Fund is a unitized employer stock fund comprised primarily of common stock of The Shaw Group Inc. and short-term cash investments. The unit value of the fund is derived primarily from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments.

THE SHAW GROUP INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
Level 2 — The Plan’s fair value is based on the Plan’s proportionate ownership of the underlying investments. The fair value of the common collective trust fund is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The fair value of the underlying wrapper contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value
	Level 1	Level 2	Level 3	Total
December 31, 2009
Common Collective Trust Fund	$—	$142,941,822	$—	$142,941,822
Mutual Funds
Money Market funds	2,521,299	—	—	2,521,299
Value funds	79,867,864	—	—	79,867,864
Blend funds:
Domestic	35,837,250	—	—	35,837,250
Foreign	52,646,058	—	—	52,646,058
Growth funds	114,377,125	—	—	114,377,125
Intermediate Term Bond fund	60,989,352	—	—	60,989,352
Target Benefit funds — Moderate	77,836,442	—	—	77,836,442
The Shaw Group Inc. Stock Fund
Common stock	43,860,375	—	—	43,860,375
Fidelity Institutional Cash Portfolio:
Money Market Fund Class I	1,331,989	—	—	1,331,989

Total	$469,267,754	$142,941,822	$—	$612,209,576

December 31, 2008
Common Collective Trust Fund	$—	$127,656,884	$—	$127,656,884
Mutual Funds	264,075,692	—	—	264,075,692
The Shaw Group Inc. Stock Fund	32,233,198	—	—	32,233,198
Brokeragelink Accounts	2,307,214	—	—	2,307,214

Total	$298,616,104	$127,656,884	$—	$426,272,988

Note 4 — Voluntary Correction Program —
On October 12, 2009, the Company filed a Voluntary Correction Program (“VCP”) request under the Employee Plans Compliance Resolution Program (Internal Revenue Procedure 2008-50) to correct the below-described operational defect.
Certain plan participants with compensation in excess of the annual compensation limits received excess allocations of matching contributions. The failures occurred in plan years 1999, 2001, and 2004 through 2009. The Company submitted a proposed correction through VCP and has corresponded with the IRS in response to follow-up requests since the original filing. Once the IRS provides final approval of the VCP application, the Company will take corrective action to remove the excess matching contributions and related earnings and losses from the accounts of current plan participants who received the excess allocations. These amounts will be transferred to the forfeiture account within the Plan. The amounts to be forfeited are not included in the forfeited amounts mentioned in Note 1 of the Notes to Financial Statements. The Plan currently provides that forfeitures are used to pay administrative expenses or to reduce future employer contributions. The Company will notify, pursuant to the VCP requirements, former participants who received distributions about the necessary corrections. The corrections for plan year 2009 were made during that plan year using the method describe above and were not submitted through VCP. The Company has implemented administrative changes to assure that the correct matching contribution limit is in place for the 2010 and later plan years.

THE SHAW GROUP INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
The Plan Administrator expects that the final outcome of the VCP will not adversely affect the qualified status of the Plan.
Note 5 — Plan Termination —
Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Note 6 — Investments —
The following table presents participant-directed investments that represent 5% or more of the Plan’s net assets:

	2009	2008
Fidelity Management Trust Company
Common Collective Trust Fund:
Managed Income Portfolio II (Contract Value — $144,737,754)	$142,941,822	$—
Fidelity Advisor Stable Value Fund (Contract Value — $132,837,247)	$—	$127,656,884

Mutual Funds:
American Funds Growth Fund	$58,510,440	$38,221,867
Rainier Small/Mid Cap Equity	$38,545,129	$28,461,861
PIMCO Total Return	$60,989,352	$43,609,569
Dodge & Cox Stock	$50,487,761	$33,731,992
American Funds EuroPacific Growth	$42,831,040	$25,595,573

The Shaw Group Inc. Stock Fund — common stock	$43,860,375	$31,055,849
The Shaw Group Inc. Stock Fund — Fidelity Institutional Cash Portfolio: Money Market Fund Class I	$1,331,989	$1,177,349

THE SHAW GROUP INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
Note 7 — Tax Status —
The Company adopted a Prototype Standardized Plan (Prototype Plan) which received a favorable opinion letter from the Internal Revenue Service (IRS) on December 5, 2001 which stated that the Prototype Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code of 1986, as amended (the Code). Subsequent to the Company’s adoption of the Prototype Plan, non-standardized amendments were made to the Plan which rendered the Plan an individually designed plan. The Plan as currently amended has not requested a determination letter from the IRS. As discussed in Note 4, the Company identified an operational failure with respect to the Plan and has filed a VCP request under the Employee Plans Compliance Resolution Program. The Plan Administrator expects that the final outcome of the VCP will not adversely affect the qualified status of the Plan.
Note 8 — Party-in-Interest Transactions —
Certain Plan investments are held in a trust fund managed by Fidelity Management Trust Company. Since Fidelity Management Trust Company is the Plan trustee, these transactions qualify as party-in-interest transactions. The Plan permits participants to make loans from the Plan. The Plan also invests in the common stock of The Shaw Group Inc. These transactions also qualify as party-in-interest transactions.
Note 9 — Reconciliation of Financial Statements to Schedule H of Form 5500 —
The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500 at December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$628,883,692	$443,439,284

Adjustments from contract value to fair value for fully benefit — responsive investment contracts	(1,795,932)	(5,180,363)

Net assets available for benefits per Schedule H of Form 5500	$627,087,760	$438,258,921

The following is a reconciliation of investment income (loss) per the financial statements for the years ended December 31, 2009 and 2008 to Form 5500:

	2009	2008
Investment income (loss) per the financial statements	$106,191,989	$(181,495,243)

Add: Adjustments from contract value to fair value for fully benefit — responsive investment contracts at December 31, 2008 and 2007	5,180,363	781,725

Less: Adjustments from contract value to fair value for fully benefit — responsive investment contracts at December 31, 2009 and 2008	(1,795,932)	(5,180,363)

Investment income (loss) per Form 5500	$109,576,420	$(185,893,881)

THE SHAW GROUP INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
Note 10 — Subsequent Events —
Effective June 1, 2010, the Company changed the Plan’s third party record keeper from Fidelity Management Trust Company to Merrill, Lynch, Pierce, Fenner & Smith, Incorporated, and changed the Plan Trustee from Fidelity Management Trust Company to Bank of America, N.A. The Company also merged The Shaw Group Inc. 401(k) Plan for Certain Hourly Employees with and into The Shaw Group Inc. 401(k) Plan effective June 1, 2010.
Effective June 1, 2010, participants can also contribute up to 90% of their compensation (as defined in the Plan document) increased from 50% in the 2009 and 2008 plan years. As a new feature of the merged Plan, participant can also elect to contribute after-tax contributions (Roth contributions) beginning June 1, 2010.

SUPPLEMENTAL SCHEDULE

THE SHAW GROUP INC. 401(K) PLAN
SCHEDULE H, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 72-1106167 PN: 001
DECEMBER 31, 2009

Identity of Issue, Borrower,			Current
or Similar Party	Description of Investment	Cost(1)	Value
*Fidelity Management Trust Company Common Collective Trust Fund: Managed Income Portfolio II	144,737,753.900 Units		$142,941,822

Mutual Funds:
PIMCO Total Return	5,647,162.218 Units		60,989,352
Columbia Acorn USA	746,940.754 Units		17,321,556
Rainier Small/Mid Cap Equity	1,473,437.634 Units		38,545,129
Dodge & Cox Stock	525,148.340 Units		50,487,761
American Funds Growth Fund	2,158,260.425 Units		58,510,440
American Funds EuroPacific Growth	1,135,499.468 Units		42,831,040
WHG SMID Cap Institutional Fund	816,927.026 Units		9,909,325
*Fidelity Value	515,983.534 Units		29,380,102
*Fidelity Freedom 2010	849,027.151 Units		10,621,330
*Spartan Extended Market Index	107,527.365 Units		3,268,832
*Spartan International Index	293,423.575 Units		9,815,019
*Spartan U.S. Equity Index	574,666.322 Units		22,659,093
*Fidelity U.S. Treasury Money Market	2,521,299.500 Units		2,521,299
*Fidelity Freedom 2040	909,782.533 Units		6,514,043
*Fidelity Freedom 2005	211,040.225 Units		2,116,733
*Fidelity Freedom 2015	1,776,727.939 Units		18,513,505
*Fidelity Freedom 2025	2,293,359.576 Units		23,828,006
*Fidelity Freedom 2035	1,139,748.331 Units		11,693,818
*Fidelity Freedom 2050	544,791.232 Units		4,549,007

			424,075,390

*The Shaw Group Inc. Stock Fund — common stock	1,525,578.000 Shares		43,860,375
*The Shaw Group Inc. Stock Fund — Fidelity Institutional Cash Portfolio: Money Market Fund Class I	1,331,989.000 Units		1,331,989

			45,192,364

*Loans to Participants	Maturities to September 2019, at interest rates ranging from 3.25% to 10.50%		13,865,390

Total Investments			$626,074,966

*	Indicates party-in-interest to the Plan

(1)	Not required as investments are participant directed.
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of The Shaw Group Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2010	THE SHAW GROUP INC. 401(k) PLAN THE SHAW GROUP INC., PLAN ADMINISTRATOR
	By:	/s/ Michael J. Kershaw
		Name:	Michael J. Kershaw
		Title:	Senior Vice President, Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of KPMG LLP, independent registered public accounting firm
23.2	Consent of Hannis T. Bourgeois, LLP, former independent registered public accounting firm